UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

The Mosaic Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

61945A 10 7

(CUSIP Number)

Linda L. Cutler, Esq. c/o Cargill, Incorporated 15615 McGinty Road West Wayzata, Minnesota 55391 (952) 742-6377

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61945A 107
1	Names of reporting persons: I.R.S. Identification nos. of above persons (entities only): Cargill, Incorporated 41-0177680
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,631,933
	8	Shared voting power 274,127,839 (1)
	9	Sole dispositive power 11,631,933
	10	Shared dispositive power 274,127,839 (1)
11	Aggregate amount beneficially owned by each reporting person 285,759,772(1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 64.0%(2)
14	Type of reporting person CO

(1)	Includes 30,155,221 shares of common stock, par value $0.01 per share (“Common Stock”), of The Mosaic Company (“Mosaic”), held by GNS I (U.S.) Corp. and 243,972,618 shares of Common Stock of Mosaic held by Cargill Fertilizer, Inc., both of which are wholly owned subsidiaries of Cargill, Incorporated.
(2)	All calculations of percentage ownership in this Schedule 13D are based upon a total of 446,178,085 shares of Common Stock of Mosaic, outstanding as of January 14, 2011, as reflected in the Merger and Distribution Agreement referred to in Item 4.

CUSIP No. 61945A 107
1	Names of reporting persons: I.R.S. Identification nos. of above persons (entities only): GNS I (U.S.) Corp. 20-1026546
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 30,155,221
	9	Sole dispositive power 0
	10	Shared dispositive power 30,155,221
11	Aggregate amount beneficially owned by each reporting person 285,759,772(3)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 64.0%
14	Type of reporting person CO

(3)	Includes 11,631,933 shares of Common Stock Mosaic held by Cargill, Incorporated. and 243,972,618 shares of Common Stock of Mosaic held by Cargill Fertilizer, Inc.

CUSIP No. 61945A 107
1	Names of reporting persons: I.R.S. Identification nos. of above persons (entities only): Cargill Fertilizer, Inc. 59-1445393
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 243,972,618
	9	Sole dispositive power 0
	10	Shared dispositive power 243,972,618
11	Aggregate amount beneficially owned by each reporting person 285,759,772(4)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 64.0%
14	Type of reporting person CO

(4)	Includes 11,631,933 shares of Common Stock of Mosaic held by Cargill, Incorporated and 30,155,221 shares of Common Stock of Mosaic held by GNS I (U.S.) Corp.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 1, 2004 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 thereto, filed on August 16, 2006 (“Amendment No. 1”), and by Amendment No. 2 thereto, filed on October 22, 2008 (“Amendment No. 2” and, together with the Original Schedule 13D and Amendment No. 1, the “Schedule 13D”), by Cargill, Incorporated, a Delaware corporation (“Cargill”), GNS I (U.S.) Corp., a Delaware corporation and wholly owned subsidiary of Cargill (“GNS I”), and Cargill Fertilizer, Inc., a Delaware corporation and wholly owned subsidiary of Cargill (“CFI” and, collectively with Cargill and GNS I, the “Reporting Persons”), with respect to shares of common stock, par value $0.01 per share (the “Common Stock”), of The Mosaic Company, a Delaware corporation (“Mosaic”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D. Except as specifically amended and supplemented by this Amendment No. 3, all other provisions of the Schedule 13D shall remain in full force and effect.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On January 18, 2011:

•

Cargill, Mosaic, GNS II (U.S.) Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Mosaic (“M Holdings”), and GNS Merger Sub LLC, a Delaware limited liability corporation and a direct, wholly-owned subsidiary of M Holdings (“Merger Sub”) and, for the limited purposes set forth therein, the Margaret A. Cargill Foundation (the “MAC Foundation”), Acorn Trust (“Acorn”), Anne Ray Charitable Trust (“Anne Ray Charity”) and Lilac Trust (“Lilac,” and together with the MAC Foundation, Acorn and the Anne Ray Charity, the “Charitable Trusts”) executed a Merger and Distribution Agreement (the “Merger and Distribution Agreement”) attached as Exhibit 3 hereto;

•	Cargill and the Charitable Trusts entered into an Exchange Agreement (the “Exchange Agreement”) attached as Exhibit 4 hereto;

•	Cargill, Mosaic, M Holdings and the Charitable Trusts entered into a Registration Agreement (the “Registration Agreement”) attached as Exhibit 5 hereto;

•	Cargill entered into Tender and Support Agreements (the “Support Agreements”) with certain stockholders of Cargill, each substantially in the form attached as Exhibit 6 hereto; and

•	Cargill, Mosaic and M Holdings entered into a Tax Agreement (the “Tax Agreement”) attached as Exhibit 7 hereto.

Cargill intends, on or prior to the closing of the transactions contemplated by these agreements, to cause GNS I and CFI to transfer to Cargill all of the shares of Common Stock directly owned by GNS I and CFI. Pursuant to the transactions contemplated by these agreements, (1) M Holdings will effect a reclassification through an amendment to its certificate of incorporation that will authorize M Holdings to issue multiple classes of capital stock, (2) Merger Sub will merge with and into Mosaic, as a result of which Mosaic, the surviving corporation in the merger, will become a wholly-owned subsidiary of M Holdings and the shares of Common Stock held by Cargill will be converted into an equal number of shares of capital stock of M Holdings (as described below), (3) Cargill will divest its stake in M Holdings through a split-off of the M Holdings stock it receives in the merger to (a) certain Cargill stockholders in exchange for shares of Cargill common stock owned by them and (b) Cargill creditors in exchange for Cargill debt, and (4) the parties participating in the expected debt exchange and certain Cargill stockholders participating in the split-off will resell a number of shares of M Holdings stock in registered secondary offerings of the shares of M Holdings stock. Out of the approximately 286 million Mosaic shares currently held by Cargill, Cargill will split-off approximately 179 million shares of M Holdings stock to Cargill stockholders (including the Charitable Trusts) in exchange for all or a portion of those stockholders’ shares of Cargill common stock (the “Split-off”). Cargill expects to exchange all of its remaining approximately 107 million M Holdings shares for Cargill debt held by third party creditors. Pursuant to a ruling from the U.S. Internal Revenue Service (the “IRS”) regarding certain aspects of the transactions, the transactions are expected to be tax free to Cargill and its stockholders who participate in the Split-off.

Merger and Distribution Agreement

The Merger and Distribution Agreement sets forth the terms upon which M Holdings will amend its certificate of incorporation and Merger Sub will merge with and into Mosaic, and sets forth certain rights among the parties with respect to the Split-off.

Prior to the effective time of the merger, M Holdings’ certificate of incorporation will be amended to, among other things, authorize M holdings to issue three classes of common stock: (1) M Holdings common stock, the holders of which will be entitled to one vote per share, (2) M Holdings Class A common stock, the holders of which will be entitled to one vote per share, and (3) M Holdings Class B common stock, the holders of which will be entitled to 10 votes per share solely with respect to voting for the election of M Holdings’ board of directors and one vote per share on all other matters. In the merger, Cargill will receive an aggregate number of shares of M Holdings common stock, M Holdings Class A common stock and M Holdings Class B common stock equal to the number of shares of Common Stock held by Cargill immediately prior to the merger. Each of the outstanding shares of Common Stock held by Mosaic’s other stockholders will be converted, on a one-for-one basis, into shares of M Holdings common stock.

On the same day the merger becomes effective, Cargill will consummate the Split-off, in which it will exchange all of the shares of M Holdings common stock, M Holdings Class A common stock and M

Holdings Class B common stock it receives in the merger (other than approximately 107 million shares of M Holdings common stock, which Cargill expects to exchange for Cargill debt in one or more debt exchanges, described below) for all or a portion of the outstanding shares of Cargill common stock held by the Charitable Trusts and by other Cargill stockholders who participate in the Split-off. Subject to certain conditions, Cargill will determine the structure and terms and conditions of the transaction pursuant to which it may effect the Split-off. Cargill intends to effect the Split-off through an exchange offer to all of the holders of shares of common stock of Cargill that are “accredited investors.” Pursuant to the terms of the Exchange Agreement, as more fully described below, the Charitable Trusts have agreed to participate in the exchange offer and exchange all of their shares of Cargill common stock for shares of M Holdings. Pursuant to the Support Agreements, certain other Cargill stockholders have agreed to tender a portion of their shares of Cargill common stock in the exchange offer.

It is expected that immediately following the completion of the Split-off, shares of M Holdings capital stock held by the Charitable Trusts and other Cargill stockholders who participate in the Split-off will represent approximately 40% of M Holdings’ total outstanding shares and approximately 82% of the total vote with respect to the election of M Holdings’ board of directors. After the Split-off, the shares of M Holdings common stock held by Mosaic’s current public stockholders will represent approximately 36% of M Holdings’ total outstanding shares and approximately 11% of the total vote with respect to the election of directors. The remaining approximately 24% of the outstanding shares of M Holdings stock, representing approximately 7% of the director vote, will be held by Cargill and is expected to be exchanged with certain Cargill debt holders. The actual number of shares of M Holdings stock distributed to Cargill stockholders and debt holders will depend on the exchange ratio used in the exchange offer, which will be based on the trading price of shares of Common Stock and the value of Cargill immediately preceding the Split-off.

Cargill intends that in connection with the Split-off, on the same day the merger becomes effective, it will consummate an initial debt exchange, pursuant to which it will exchange a portion of the shares of M Holdings common stock it receives in the merger for indebtedness of Cargill pursuant to one or more debt exchange agreements, and it may subsequently consummate one or more follow-on debt exchanges. Subject to certain conditions, Cargill will determine the structure, terms and conditions of any debt exchange.

The closing of the transactions is subject to the satisfaction or waiver by each of Mosaic and Cargill of certain conditions set forth in the Merger and Distribution Agreement, including, among other things: (1) approval of the Merger and Distribution Agreement by the holders of a majority of the outstanding shares of Common Stock (with the Reporting Persons having agreed to vote to approve the Merger and Distribution Agreement) and the holders of a majority of the outstanding shares of Common Stock not held by the Reporting Persons; (2) effectiveness of a registration statement with respect to the formation offering contemplated by the Registration Agreement described below to be consummated on the same day the merger becomes effective; (3) no change in the private letter ruling issued by the IRS or change in law that could, (i) in the reasonable judgment of counsel of Mosaic, affect the validity of the private letter ruling in an adverse manner to Mosaic, or (ii) in the reasonable judgment of counsel of Cargill, adversely affect the validity of the private letter ruling in an adverse manner to Cargill and (4) receipt of approval for listing of the shares of M Holdings common stock on the New York Stock Exchange.

In addition, the obligation of Mosaic to close the transactions is subject to the satisfaction or waiver of certain conditions, including the confirmation by Cargill that it will consummate the Split-off, and that each stockholder of Cargill who will, after giving effect to the Split-off, beneficially own shares of M Holdings representing 5% of more of the voting power of M Holdings, execute and deliver to M Holdings a governance agreement setting forth certain stand-still provisions and restrictions on transfer applicable after closing of the Split-off.

The obligation of Cargill to effect the closing of the transactions is also subject to the satisfaction or waiver of certain other conditions, including (1) receipt of tax-related certifications from Mosaic and the Charitable Trusts and receipt by Cargill of a tax opinion, (2) that no “Material Market Event” (as defined in the Merger and Distribution Agreement) shall have occurred and that (3) no material adverse change to Mosaic shall have occurred.

The Merger and Distribution Agreement may be terminated at any time prior to closing (1) by the mutual written consent of Cargill and Mosaic; (2) by either Cargill or Mosaic (A) in the event there is a final and non-appealable prohibition by a governmental entity of the merger, the Split-off, the initial debt exchange, or the registered secondary offerings that are expected to occur during the first fifteen months after the closing of the Split-off, as contemplated in the Registration Agreement; (B) if the Mosaic stockholders do not approve the Merger and Distribution Agreement; or (C) after August 18, 2011 if the closing has not occurred by such date (subject to extension under certain circumstances in accordance with the Merger and Distribution Agreement) (as so extended, the “End Date”); (3) by Mosaic, among other things, after a period of sixty consecutive days (or such longer number of days as provided in the Merger and Distribution Agreement) during which certain enumerated conditions to closing shall have been satisfied or waived (other than those that by their nature are to be satisfied as of the closing) (the “Closing Period”) if the closing of the merger has not occurred; or (4) by Cargill, if (A) Mosaic’s Board of Directors or Special committee changes its recommendation to its stockholders in favor of the approval of the Merger and Distribution Agreement prior to the approval of the Merger and Distribution Agreement by Mosaic’s stockholders, or (B) if Cargill’s board of directors determines in its sole discretion that the restructuring transactions are not in the best interest of Cargill and that then-present market conditions are not consistent with achieving Cargill’s business objective. In the event of termination under certain conditions, as described in the Merger and Distribution Agreement (including in the event that the Merger and Distribution Agreement is terminated because Cargill’s board of directors determines in its sole discretion that the transactions are not in the best interest of Cargill and that then-present market conditions are not consistent with achieving Cargill’s business objective), Cargill will be required to pay to Mosaic a termination fee of $200 million, which would be distributed by Mosaic to the holders of Common Stock (other than Cargill and its subsidiaries) on a pro-rata basis. In addition, in the event the Merger and Distribution Agreement is terminated under circumstances in which Cargill is required to pay a termination fee, the Reporting Persons will be restricted for six months following the termination from transferring shares of Common Stock constituting 35% or more of the Common Stock then outstanding unless all holders of Common Stock are provided with the opportunity to participate in such transaction on no less favorable terms.

Mosaic has undertaken various covenants in the Merger and Distribution Agreement in respect of its interim operations, pursuant to which, among other things, it has agreed not to amend its organizational documents, adopt certain plans of liquidation or dissolution, make certain changes to its line of business, effect certain acquisitions, issues, sales, grants, redemptions or other disposals of its own securities or grant certain rights over them, accelerate the exercise date of equity awards, make certain acquisitions or dispositions of businesses, assets or other properties, declare special dividends, or incur liabilities or obligations outside the ordinary course. In addition, Mosaic has agreed to hold a stockholders meeting, and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 which shall include a proxy statement, seeking stockholder approval of the adoption of the Merger and Distribution Agreement by the holders of a majority of the outstanding shares of Common Stock and the holders of a majority of the outstanding shares of Common Stock not held by the Reporting Persons.

Cargill has agreed, among other things, to vote, or cause to be voted, at the Mosaic stockholders meeting, all shares of Common Stock held by the Reporting Persons in favor of the adoption of the Merger and Distribution Agreement and any other matters to be implemented after the closing of the transactions and that are necessary to consummate the transactions. Cargill has undertaken various covenants restricting its ability until the earlier of the closing or the termination of the Merger and Distribution Agreement in accordance with its terms to transfer the shares of Common Stock, participate in an acquisition of securities of Mosaic or its subsidiaries or a business combination, recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to Mosaic or any of its subsidiaries, solicit proxies with respect to the voting of any Common Stock, participate in a group (other than with Cargill’s affiliates) with respect to any of the shares of Common Stock, or submit to Mosaic stockholders any written consent or call a special meeting of Mosaic’s stockholders. Cargill has also agreed that until the earlier of the closing or the termination of the Merger and Distribution Agreement in accordance with its terms, except as permitted in accordance with the Merger and Distribution Agreement, it will not solicit alternative proposals, or participate in discussions with, or furnish information concerning Cargill or Mosaic to, any other person in connection with an alternative proposal.

Exchange Agreement

Pursuant to the Exchange Agreement, the Charitable Trusts have agreed to exchange all of their shares of Cargill common stock for shares of M Holdings stock as part of the Split-off.

The obligation of the Charitable Trusts to exchange their shares of Cargill common stock for shares of M Holdings stock is subject to the satisfaction of the conditions set forth in the Exchange Agreement, each of which may be waived by the Charitable Trusts, including: (1) the completion of the merger and the amendment to M Holdings certificate of incorporation pursuant to which it will become authorized it to issue multiple classes of capital stock as described above; (2) effectiveness of a registration statement with respect to the formation offering contemplated by the Registration Agreement to be consummated on the same day the merger becomes effective; (3) the effectiveness of an underwriting agreement for the purchase by underwriters of at least 7.5 million shares of M Holdings common stock from the Charitable Trusts for resale to the public in the registered secondary offering as contemplated by the Registration Agreement to be consummated on the same day the merger becomes effective; (4) the shares of M Holdings common stock to be received by the Charitable Trusts in the Split-off shall have been approved for listing on the New York Stock Exchange; and (5) except as set forth in the Exchange Agreement, the terms and conditions on which stockholders of Cargill (other than the Charitable Trusts) exchange their shares of Cargill common stock in the Split-off must not be materially more favorable to such stockholders than the terms on which the Charitable Trusts exchange their shares of Cargill common stock in the Split-off.

The Charitable Trusts have undertaken various covenants which, among other things, restrict their ability to transfer shares of M Holdings stock, acquire any shares of capital stock or other securities of Cargill, Mosaic or M Holdings, grant proxies or enter into any voting agreement with respect to any common stock of Cargill, or request that Cargill’s stockholders consider, or vote or consent to, an initial public offering by Cargill. The Charitable Trusts have agreed to various other covenants and restrictions, including with respect to the transferability limits imposed on the shares of M Holdings stock received in the Split-off, and they have agreed to indemnify Cargill and its affiliates and their representatives in connection with certain tax losses.

The Exchange Agreement may be terminated prior to the exchange of the Charitable Trusts’ shares of Cargill common stock in the Split-off (1) by mutual consent of Cargill and the Charitable Trusts, (2) by either Cargill or the Charitable Trusts in the event of a final and non-appealable prohibition by a governmental authority of the Split-off, the exchange of the Charitable Trusts’ shares of Cargill common stock in the Split-off, or any of the registered secondary offerings during the first 15 months after closing, as contemplated in the Registration Agreement, or in the event the Merger and Distribution Agreement is terminated, or if the Split-off has not been consummated by the End Date, or (3) by the Charitable Trusts in the event of a breach by Cargill that would result in the failure of certain of the Charitable Trusts’ conditions to closing and which breach cannot be cured by the End Date, or at a time when Cargill has a right to terminate the Merger and Distribution Agreement due to a breach by Mosaic of certain of its covenants under the Merger and Distribution Agreement.

Registration Agreement

Pursuant to the Registration Agreement, following the Split-off, M Holdings has agreed to conduct registered secondary offerings (formation offerings) during the first 15 months after the merger to provide for the sale of a total of approximately 157 million of the shares of M Holdings stock by the Charitable Trusts and the participants in the Cargill debt exchanges. Participants in the expected debt exchanges are expected to sell a total of approximately 107 million shares of M Holdings common stock in the formation offerings and the Charitable Trusts will have the right to sell at least 49.5 million shares in the formation offerings. The first formation offering will occur on the same day as the Split-off and the merger immediately following the completion of the Split-off and the initial debt exchange. Up to three additional formation offerings may then be conducted within 15 months after the closing date.

All other shares of M Holdings stock received by the Charitable Trusts and not sold in the formation offerings and all shares of M Holdings stock received by other Cargill stockholders in the Split-off (approximately 129 million shares in the aggregate) will generally not be transferable for periods ranging from two and a half to four and a half years after the closing of the Split-off. The transfer restrictions on these shares of M Holdings stock will be released, and the shares will become transferable, in three equal annual installments beginning on the two and half year anniversary of the Split-off. To facilitate an orderly disposition of these shares, in connection with each annual release of the restricted shares of M Holdings stock, M Holdings will, at the request of the Charitable Trusts or, if the Charitable Trusts no longer hold shares of M Holdings stock, at its own election, register the shares of M Holdings stock for sale in a secondary “demand” offering that could occur each year after the second anniversary of the closing of the Split-off, with the first such secondary “demand” offering occurring not earlier than twelve months after the closing of the last formation offering (including the closing of all sales of shares pursuant to any overallotment option granted to underwriters in connection with such registered secondary offering) or certain primary equity issuances by the Company in accordance with the terms of the Registration Agreement.

Support Agreements

Cargill has entered into Support Agreements with certain stockholders of Cargill (collectively, the “Agreeing Stockholders”). Pursuant to the Support Agreements, each of the Agreeing Stockholders has agreed with Cargill that it will tender shares of Cargill common stock into the exchange offer in exchange for shares of M Holdings stock. Each Agreeing Stockholder has undertaken covenants which, among other things, restrict its ability to transfer shares of stock of M Holdings, acquire any shares of capital stock or other securities of Cargill, Mosaic or M Holdings, or grant proxies or enter into any voting agreement with respect to any common stock of M Holdings. Each Agreeing Stockholder has agreed to various other covenants and restrictions, including with respect to the transferability restrictions imposed on the shares of M Holdings stock received in the Split-off and the indemnification of Cargill and its affiliates and their representatives in connection with certain tax losses.

All other Cargill stockholders who wish to participate in the exchange offer (such stockholders, the “Other Tendering Stockholders”) will be required to:

1. make certain representations and warranties to Cargill, including with respect to its status as an accredited investor;

2. agree to various covenants and restrictions, similar to those in the Support Agreements described above, including with respect to the transferability restrictions imposed on the M Holdings shares received in the Split-off and the indemnification of Cargill, its affiliates and each of their representatives in connection with certain tax losses; and

3. acknowledge the transfer restrictions, discussed above, on the M Holdings shares received by it.

Tax Agreement

The Tax Agreement governs Mosaic’s and M Holdings’ tax related obligations with respect to the Split-off and it contains representations made by Mosaic and M Holdings in connection with Cargill’s receipt of the IRS Private Letter Ruling. The Tax Agreement also contains restrictions on M Holdings’ actions following the Split-Off, including limitations on M Holdings’ right to issue, transfer or approve the transfer of its equity securities, including in connection with a merger or business combination. Any actions by M Holdings that violate such limitations constitute “prohibited acts” under the Tax Agreement, as do certain other actions that could cause the transactions to be taxable to Cargill. However, any such actions may be undertaken by M Holdings if it obtains an opinion, satisfactory to Cargill, that such action(s) will not result in the transactions being treated as taxable to Cargill. This would potentially allow M Holdings the flexibility to take such actions (upon receipt of an opinion described above) based on the then-present facts and circumstances. The Tax Agreement details Mosaic’s and M Holdings’ obligation to indemnify Cargill in the event that any prohibited acts, or a breach of Mosaic’s representations or covenants, cause the split-off and the debt exchanges to fail to qualify as tax-free transactions. Receipt of a tax opinion described above does not relieve Mosaic from these indemnification obligations. The Tax Agreement also provides the parties’ rights to participate in and control a tax audit of the transactions.

The foregoing descriptions of the Merger and Distribution Agreement, Exchange Agreement, Registration Agreement, Support Agreement and Tax Agreement are summaries only and do not purport to be complete and are qualified, in all respects, by the provisions of the Merger and Distribution Agreement, Exchange Agreement, Registration Agreement, Support Agreement and Tax Agreement, which are incorporated herein by reference. Copies of the Merger and Distribution Agreement, the Registration Agreement and the Tax Agreement are attached as Exhibits 2.1, 2.2 and 2.3, respectively, to Mosaic’s Current Report on Form 8-K dated January 19, 2011. Copies of the Exchange Agreement and Support Agreement are attached hereto as Exhibits 4 and 6, respectively.

Cargill and Mosaic currently expect that the transactions will be completed in the second calendar quarter of 2011. However, there can be no assurance as to when the merger, the Split-off or any of the other transactions described above will occur or if they will occur at all.

On January 18, 2011, Cargill and Mosaic issued a joint press release attached as Exhibit 8 hereto disclosing the transactions and arrangements with certain of its stockholders described above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)	Cargill may be deemed to be a beneficial owner of 285,759,772 shares of Common Stock held directly by it and indirectly by GNS I and CFI, both wholly owned subsidiaries of Cargill. The aggregate number of shares beneficially held by the Reporting Persons is 285,759,772 shares, or 64.0%, based on 446,178,085 shares of Common Stock of Mosaic, outstanding as of January 14, 2011. Except as set forth on Exhibit 2, to the knowledge of the Reporting Persons, none of persons listed thereon is the beneficial owner of shares of Common Stock.

(b)	Cargill has sole power to vote or to dispose of the 11,631,933 shares of Common Stock it holds directly. GNS I shares with Cargill power to vote or to dispose of the 30,155,221 shares of Common Stock GNS I holds directly. CFI shares with Cargill power to vote or to dispose of the 243,972,618 shares of Common Stock CFI holds directly. Except as set forth on Exhibit 2, to the knowledge of the Reporting Persons, none of persons listed thereon has sole or shared power to vote or dispose of shares of Common Stock.

(c)	None of the Reporting Persons has, and to the knowledge of the Reporting Persons, none of the persons listed on Exhibit 2 hereto has effectuated any transactions in the shares of Common Stock in the past 60 days.

(d)	No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of shares of Common Stock held directly or indirectly by the Reporting Persons except for the right and power of Cargill as the parent company of GNS I and CFI.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits

1.	Joint Filing Agreement (Incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on November 1, 2004).

2.	Directors and Executive Officers of the Reporting Persons.

3.	Merger and Distribution Agreement, dated as of January 18, 2011, by and among The Mosaic Company, Cargill, Incorporated, GNS II (U.S.) Corp., GNS Merger Sub LLC and, solely with respect to (and for the limited purposes set forth in) Sections 4.1(c), 4.1(d), 5.7, 7.2(e), 7.2(f), 7.3(b)-(d), 7.4, 7.5, 7.6, 11.9, 11.13(d) and the last two sentences of Section 11.6, the Margaret A. Cargill Foundation, the Acorn Trust, the Anne Ray Charitable Trust and Lilac Trust (Incorporated herein by reference to Exhibit 2.1 to the Report on Form 8-K filed by Mosaic on January 19, 2011).

4.	Exchange Agreement, dated as of January 18, 2011, by and among Cargill, Incorporated, the Margaret A. Cargill Foundation, the Anne Ray Charitable Trust, the Acorn Trust and the Lilac Trust.

5.	Registration Agreement, dated as of January 18, 2011, by and among Cargill, Incorporated, The Mosaic Company, GNS II (U.S.) Corp., the Margaret A. Cargill Foundation, the Acorn Trust, the Anne Ray Charitable Trust and the Lilac Trust (Incorporated herein by reference to Exhibit 2.2 to the Report on Form 8-K filed by Mosaic on January 19, 2011).

6.	Form of Tender and Support Agreement, dated as of January 18, 2011, by and among Cargill, Incorporated and each stockholder of Cargill party thereto.

7.	Tax Agreement, dated as of January 18, 2011, by and among Cargill, Incorporated, The Mosaic Company and GNS II (U.S.) Corp. (Incorporated herein by reference to Exhibit 2.3 to the Report on Form 8-K filed by Mosaic on January 19, 2011).

8.	Joint press release issued by Cargill, Incorporated and The Mosaic Company on January 18, 2011.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2011

CARGILL, INCORPORATED

By:	/s/ Linda L. Cutler
Name: Linda L. Cutler
Title: Vice President

GNS I (U.S.) CORP.

By:	/s/ Linda L. Cutler
Name: Linda L. Cutler
Title: Vice President

CARGILL FERTILIZER, INC.

By:	/s/ Linda L. Cutler
Name: Linda L. Cutler
Title: Vice President